NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES TO HOLD CONFERENCE CALL

& WEBCAST OF 2013 FOURTH QUARTER & FULL-YEAR FINANCIAL RESULTS FRIDAY, JANUARY 31, 2014 AT 11:00 AM (ET)

NEW YORK, January 2, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) announced today that its 2013 fourth and full-year financial results will be released prior to the market open on Friday, January 31, 2014. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Friday, January 31, at 11:00 AM (ET). Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldofficeproperties.com, before the market open on January 31, 2014.

To participate in the conference call, please dial 888-397-5355, pass code 8303659, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com.

A replay of this call can be accessed through March 2, 2014 by dialing 888-203-1112, pass code 8303659. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 115 properties totaling 86 million leasable square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Seattle, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in New York City, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

(212) 417-7488; matthew.cherry@brookfield.com